Exhibit 11

HemaCare Corporation

Net Income per Common and Common Equivalent Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
BASIC
Weighted average common shares used to compute basic earnings per share	8,167,000	7,796,000	8,116,000	7,769,000
Net income	$295,000	$475,000	$1,011,000	$1,209,000
Basic net income per share	0.04	0.06	0.12	0.16
DILUTED
Weighted average common shares used to compute basic earnings per share	8,167,000	7,796,000	8,116,000	7,769,000
Dilutive common equivalent shares attributable to stock options (based on average market price)	590,000	375,000	575,000	251,000
Dilutive common equivalent shares attributable to warrants (based on average market price)	152,000	84,000	150,000	57,000
Weighted average common shares used to compute diluted earnings per share	8,909,000	8,255,000	8,841,000	8,077,000
Net income	$295,000	$475,000	$1,011,000	$1,209,000
Dilutive net income per share	0.03	0.06	0.11	0.15